unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



05006143




RECEIVED
2005 MAR -1 A 9:42


Tel. Nr. Filing desk 202 942 80 50

Date February 22, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190



SUPPL


The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i. A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

Enclosure

- **Disclosure of interests in accordance with stock market rules**


Unaxis Management Inc.
Churerstrasse 120
P.O.Box
Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com





# Media Release

## Disclosure of interests in accordance with stock market rules

***Pfäffikon SZ, February 22, 2005*** – As announced by Victory Industriebeteiligung AG, Vienna, in a supplement to its reporting disclosure of February 11, 2005, said company holds 42,149,000 call options on registered shares in Unaxis. These carry an entitlement to 1,685,960 registered Unaxis shares, which is nominally equivalent to 11.92% of voting rights. Equal shareholders in Victory Industriebeteiligung AG, Vienna, are: M.U.S.T. Privatstiftung, Vienna, and RPR Privatstiftung, Vienna.

**This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.**

For further information, please contact:

Unaxis Management Inc.
**Media Relations**
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

### Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin-film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as 80 subsidiaries in 25 countries.


making IT possible

**Rule 12g3-2(b) File No. 82-5190**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date February 23, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

a.i. Martina C. Ehuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 96 93
P.O.Box www.unaxis.com



Rule 12g3-2(b) File No. 82-5190

# Media Release

## Disclosure of interests in accordance with stock market rules

***Pfäffikon SZ, February 23, 2005*** – As announced by Victory Industriebeteiligung AG, Wächtergasse 1/3/1, 1010 Wien, Austria, said company now holds 50 000 registered shares in Unaxis Holding Inc., corresponding to 0.35% of voting rights, and 74 886 439 call options which carry an entitlement to 2 995 458 registered shares (21.18% of voting rights) in Unaxis Holding Inc. Were Victory Industriebeteiligung AG to exercise all its options, the company's total voting rights would thus be 21.53%. Equal shareholders in Victory Industriebeteiligung AG, Vienna, are: M.U.S.T. Privatstiftung, Tokiostrasse 11/3/36, 1220 Vienna, Austria, and RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria.

**This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.**

For further information, please contact:

Unaxis Management Inc.
**Media Relations**
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

## Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin-film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million. The company, headquartered in Päffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as 80 subsidiaries in 25 countries.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ


unaxis

making IT possible

**Rule 12g3-2(b) File No. 82-5190**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Tel. Nr. Filing desk 202 942 80 50

Date February 24, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i. A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com





# Media Release

## Disclosure of interests in accordance with stock market rules

***Pfäffikon SZ, February 24, 2005*** – According to an announcement made on February 23, 2005 by the Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zürich, said institution holds a total of 20.4% of voting rights in Unaxis Holding Inc. as of February 21, 2005. 14.3% of these voting rights are via derivatives (approx. 13.3% call options and approx. 1% short puts) and 6.1% are in the form of registered shares (860 239 shares).

**This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.**

For further information, please contact:

Unaxis Management Inc.
**Media Relations**
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

**Unaxis – a globally leading high-tech company**

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin-film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as 80 subsidiaries in 25 countries.